SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

MANOR CARE, INC.

(Name of Issuer)

MANOR CARE, INC. (Issuer)

(Name of Filing Person (Identifying Status as Offeror, Issuer or Other Person))

2.125% Convertible Senior Notes Due 2023

(Title of Class of Securities)

(CUSIP Nos. 564055AD3 and 564055AE1)

(CUSIP Number of Class of Securities)

R. JEFFREY BIXLER
VICE PRESIDENT AND GENERAL COUNSEL
MANOR CARE, INC.
333 N. SUMMIT STREET
TOLEDO, OHIO 43604-2617
(419) 252-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Filing Person(s))

COPY TO:
MICHAEL D. LEVIN, ESQ.
LATHAM & WATKINS LLP
233 S. WACKER DRIVE, SUITE 5800
CHICAGO, ILLINOIS 60606
(312) 876-7700

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee
$100,000,000	$12,670

*	Calculated solely for the purpose of determining the amount of the filing fee. The amount assumes the exchange of $100,000,000 aggregate principal amount of Manor Care Inc.’s 2.125% Convertible Senior Notes Due 2023 for Manor Care, Inc.’s 2.125% Convertible Senior Notes Due 2023.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1

☑	issuer tender offer subject to Rule 13e-4

☐	going private transaction subject to Rule 13e-3

☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

                    Manor Care, Inc., a Delaware corporation (“Manor Care”), hereby offers (i) to exchange $1,000 in principal amount of 2.125% Convertible Senior Notes due 2023 (the “New Notes”) and (ii) a one time cash payment (an “Exchange Fee”) equal to 0.25% of the principal amount of outstanding 2.125% Convertible Senior Notes due 2023 (the “Old Notes” and together with the New Notes, the “Notes”) for each $1,000 in principal amount of our outstanding Old Notes that is properly tendered and accepted for exchange upon the terms and subject to the conditions set forth in this Offer to Exchange (this “Offer to Exchange”) and in the related Letter of Transmittal (the “Letter of Transmittal”). The offer to exchange the Notes (including the payment of an Exchange Fee) pursuant to this Offer to Exchange is referred to herein as an “Offer.” The Offer is not contingent upon the tender or exchange of any minimum principal amount of Old Notes. The Offer, however, is conditioned upon satisfaction of certain conditions.

ITEM 1.	SUMMARY TERM SHEET.

                    The information in the Offer to Exchange under the headings “Summary” and “The Offer to Exchange” is incorporated herein by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

                    (a) Name and Address. The issuer of the securities subject to the Exchange Offer is Manor Care, Inc., a Delaware corporation. Manor Care’s executive offices are located at 333 N. Summit Street, Toledo, Ohio 43604-2617. Manor Care’s telephone number is (419) 252-5500

                    (b) Securities. The subject class of securities are the Old Notes. The aggregate principal amount of the Old Notes outstanding is $100,000,000.

                    (c) Trading Market and Price. The New Notes will not be listed on any national securities exchange or included on the Nasdaq Stock Market. There is no established trading market for the New Notes. Manor Care’s common stock underlying the New Notes trades on the New York Stock Exchange under the symbol “HCR”. The quarterly high and low trading prices for the underlying stock is set forth in the Offer to Exchange under the heading “Price Range of Common Stock and Dividend Policy” and is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSONS.

                    (a) Manor Care is the filing person. The business address and telephone number of Manor Care are set forth under Item 2(a) above. The executive officers and directors of Manor Care are: Paul A. Ormond, President, Chief Executive Officer and Chairman of the Board of Directors; M. Keith Weikel, Senior Executive Vice President, Chief Operating Officer and Director; Geoffrey G. Meyers, Executive Vice President, Chief Financial Officer and Director; Spencer C. Moler, Vice President and Controller; R. Jeffrey Bixler, Vice President, General Counsel and Secretary; William J. Chenevert, Vice President and Director of Operations Support; Nancy A. Edwards, Vice President and General Manager of Central Division; John K. Graham, Vice President and General Manager of Eastern Division; Jeffrey A. Grillo, Vice President and General Manager of Mid-Atlantic Division; Larry C. Lester, Vice President and General Manager of Midwest Division; Richard W. Parades, Vice President and General Manager of Mid-States Division; F. Joseph Schmidt, Vice President and

General Manager of Southern Division; Jo Ann Young, Vice President and General Manager of Assisted Living Division; Virgis W. Colbert, Director; Joseph F. Damico, Director; Joseph H. Lemieux; Director; William H. Longfield, Director; John T. Schwieters, Director; Gail R. Wilensky, Director; Thomas L. Young, Director.

ITEM 4.	TERMS OF THE TRANSACTION.

                    (a) Material Terms.

                    (1) Tender Offers.

      (i)-(iii) The information set forth in the Offer to Exchange under the heading “The Offer to Exchange” is incorporated herein by reference.

      (iv) Not applicable

      (v)-(viii) The information set forth in the Offer to Exchange under the heading “The Offer to Exchange” is incorporated herein by reference.

      (ix) Not applicable.

      (x) The information in the Offer to Exchange under the headings “Summary”; “Summary Comparison of the Old Notes and the New Notes”; “The Offer to Exchange” and “Description of New Notes” are incorporated herein by reference.

      (xi) Not applicable.

      (xii) The information in the Offer to Exchange under the heading “Certain United States Federal Income Tax Consequences” is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

                    (e) Agreements involving the Company’s Securities. None.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

                    (a) Purposes. The information set forth in the Offer to Exchange under the headings “The Offer to Exchange” and “Summary” is incorporated herein by reference.

                    (b) Use of Securities Acquired. The Old Notes acquired in the transaction will be retired.

                    (c) Plans. Except as set forth in the Offer to Exchange, Manor Care is not aware of any plans, proposals or negotiations that would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Manor Care or any or all of its subsidiaries; (ii) a purchase, sale, or transfer of a material amount of assets of Manor Care or any of its subsidiaries; (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Manor Care; (iv) any change in the present Board of Directors or management of Manor Care other than to fill a current vacancy on the Board of Directors; (v) any other material change in Manor Care’s corporate structure or business; (vi) a class of equity security of Manor Care being delisted from a national securities exchange; (vii) a class of equity security of Manor Care becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; (viii) the suspension of Manor Care’s obligation to file reports pursuant to Section 15(d) of the Exchange Act; (ix) the acquisition by any person of additional securities of Manor Care or the disposition of securities of Manor Care; or (x) any change in Manor Care’s Amended and Restated Certificate of Incorporation or By-Laws or any actions which could impede the acquisition of control of Manor Care.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                    (a) Source of Funds. The information in the Offer to Exchange under the heading “Summary” is incorporated herein by reference.

                    (b) Conditions. None.

                    (d) Borrowed Funds. None.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

                    (a) Securities Ownership. None of the Old Notes are beneficially owned by directors, officers of affiliates of Manor Care or any directors or executive officers of Manor Care.

                    (b) Securities Transactions. None.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

                    (a) Solicitations or Recommendations. None.

ITEM 10.	FINANCIAL STATEMENTS.

                    (a)(1) The information in Part II, Item 8 of Manor Care’s Annual Report on Form 10-K for the year ended December 31, 2003 is incorporated herein by reference.

                    (a)(2) The information in Part I, Item 1 of Manor Care’s Quarterly Report on Form 10-Q for the quarterly period ending on September 30, 2004.

                    (a)(3) The information set forth in the Offer to Exchange under the heading “Price Range of Common Stock and Dividend Policy—Ratio of Earnings to Fixed Charges” is incorporated herein by reference.

                    (a)(4) As of September 30, 2004, the book value per share of Manor Care’s common stock is $11.11 per share of common stock.

                    (b) The information set forth in the Offer to Exchange under the heading “Capitalization” is incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)	Offer to Exchange, dated November 3, 2004.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release, dated November 3, 2004.

(a)(5)(ii)	Form of Summary Advertisement.

                    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 3, 2004	MANOR CARE, INC.
	By:	/s/ Geoffrey G. Meyers
Name: Geoffrey G. Meyers
Title: Executive Vice President, Chief Financial Officer

EXHIBIT INDEX

EXHIBIT
NUMBER	DESCRIPTION

(a)(1)(i)	Offer to Exchange, dated November 3, 2004.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)(i)	Press Release, dated November 3, 2004.

(a)(5)(ii)	Form of Summary Advertisement.